BRF REPORTS A 3rd QUARTER 216% RISE IN NET INCOME

Net sales increase 5.4% and reach R$ 7.6 billion;

adjusted EBTIDA shows a 61% improvement

BRF reported a third quarter 2013 net income of R$ 287 million, an increase of 216% in relation to 3Q12.  Net margin showed a 2.5 percentage point improvement, reaching 3.8% in the period. The company reported gross profits of R$ 1.9 billion, 25% more than for the same period last year with gross margin increasing from 21.2% to 25.2%.

Consolidated net sales rose 5.4% to R$ 7.6 billion while adjusted EBITDA reached R$ 911 million, a year-on-year improvement of 61%. Adjusted EBITDA margin was 12% against 7.9% reported for the same period in 2012.

Among the factors contributing to this favorable performance are the results of operational and financial improvements introduced by the company and a gradual recovery in exports, with prices receiving a boost from the exchange rate. There was also a shift in the portfolio product mix towards higher value added and the inclusion of 41 new products during the quarter – all of which contributing to better margins.

With growth in cash generation and reduced leverage, results are in line with the Acceleration Plan which BRF announced in August with the aim of making the company a global benchmark in its segment of business.

During the quarter, BRF invested R$ 377 million, of which R$ 127 million in biological assets. These investments were largely dedicated to increasing production capacity, construction and expansion of units and production lines, automation projects, improvements in processes and in support activities.

Other highlights of the period were the financial trading volume in the company’s equities which reached an average of US$ 80 million per day, 6% greater than 3Q12. BRF was also selected as a component of the new United Nations Global Compact index and for the second year running, the Dow Jones Sustainability Emerging Markets Index.

DOMESTIC MARKET – Domestic market sales amounted to R$ 3.2 billion in 3Q13, an increase of 3.4% compared with the same quarter in 2012 and in spite of the challenging trading environment. Although volumes were down 16.3% - a reflection of weaker consumer demand and the affect of divestments and suspension of brands, the operating result was R$ 274.9 million, an increase of 49.5% on a margin of 8.6%, a year-on-year gain of 2.6 percentage points.

EXPORTS – In 3Q13, exports amounted to R$ 3.2 billion, an increase of 6.3% against 3Q12. The performance of the international market was below our expectations due to some one-off factors, among which heavy rainfall at the Port of Itajaí affecting port operations for several days. On the other hand, the favorable exchange rate, the growth in revenue from the European market and a recovery in demand from the Ukraine all contributed to better prices and favorable prospects for BRF’s performance through to the year-end.

DAIRY PRODUCTS – The continued strategy of enhancing the business through a mix of higher value added products such as yogurts, cheeses and milk beverages was instrumental in achieving a 3Q13 sales revenue of R$ 760 million in the quarter, growth of 9.8% against the same period in 2012.  The segment’s operating margin reverted to a positive 4.5%, a significant five percentage points improvement over the negative 0.5% in 3Q12. The performance reflects the more effective passing on of costs to prices, this despite costs of collecting milk at the farm gate having spiraled to historic highs.

FOOD SERVICES – Although the scenario of deceleration due to a decline in away-from-home consumption persisted in the third quarter, sales in the food services area grew 5.8% in relation to 3Q12, reaching R$ 374.5 million of net sales. The operating result for the quarter was R$ 26.9 million,  equivalent to an operational margin of 7.2%, against 7.7% for the same period in 2012, affected by notably  higher costs when set against the average prevailing price for the quarter. For the full first nine months of the year, operating profit recorded an improvement of 16.5%, the margin increasing from 9.3% to 10.4%.

EQUITY MARKET – BRF’s shares ended the quarter priced at R$ 54.00 on the BM&FBovespa with an appreciation of 11.5% compared to the closing price at the end of the second quarter.  The closing price for the company’s ADRs on the NYSE was US$ 24.53, an appreciation of 13%. BRF reported a market capitalization of R$ 47.1 billion, a growth of 11.3% compared with 3Q12. Financial trading volume in 3Q13 reached an average of US$ 79.9 million/day, a rise of 6% year-on-year. In the first nine months of 2013, the average price was 11% higher than the share price in the same period last year.

BRF

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